July 16, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX</u>

Eric J. Bur
Chief Financial Officer
NIC INC.
10540 South Ridgeview Road
Olathe, Kansas 66061

Re: NIC INC.
       File No. 000-26621
       Form 10-K for Fiscal Year Ended
       December 31, 2006

Dear Mr. Bur:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief